UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For August 6, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]



Commercial Consolidators Corp announced its unaudited financial results for the three months ended May 31,2002.


Copy of the News Release and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Leonard S. Black
Leonard S.Black, President and Director
Date:   August 6, 2002








Exhibit 1
News Release
August 6, 2002

COMMERCIAL CONSOLIDATORS CORP. REPORTS FIRST QUARTER 2003 RESULTS

TORONTO - August 2,2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CJ9:Frankfurt), is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Today the Company announced its unaudited financial results for the three months ended May 31,2002.

The Company's first quarter unaudited financial results are summarized in the following table:

                               Three months ended    Three months ended
                                  May 31, 2002         May 31, 2001
                                       (CDN$'s----CDN GAAP)
-------------------------------------------------------------------------------
Sales                               $21,489,214         $34,147,693

Cost of Sales                        18,188,799          27,234,047

Gross Profit                          3,300,415           6,913,646
Gross Margin                               15.4%              20.1%

Expenses                              6,185,303           4,809,336
Income - before foreign
Exchange, income taxes,              (2,884,888)          2,104,310
and amortization

Net Income                           (1,896,606)          2,002,441

Net earnings (loss) per share (basic)     (0.10)               0.14

For the first quarter of fiscal 2003 ended May 31, 2002, sales revenue decreased by approximately $12.6 million, or 37% from approximately $34.1 million to approximately $21.5 million. The decrease was driven by the Company's decision to close the assembly plant in Cuba and reduce operations in Panama. In addition, the wireless products division experienced decreased sales in its core markets.

Overall operating and finance expenses as a percentage of sales increased in the first quarter of fiscal 2003 compared to the first quarter of fiscal 2002. This was due to addition of one acquisition and increased interest costs.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS


"Leonard S. Black"
---------------------------------------
Leonard S. Black, President and Director

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.





Exhibit 2
BC FORM 53-901F
August 6, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1     REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2     DATE OF MATERIAL CHANGE

August 6, 2002

ITEM 3     PRESS RELEASE

Issued August 6, 2002 at Vancouver, BC

ITEM 4     SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp announced its unaudited financial results for the three months ended May 31,2002.

ITEM 5     FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule A.

ITEM 6     RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7     OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8     DIRECTOR/SENIOR OFFICER

Contact:     Leonard S. Black
Telephone:   (416) 512-8299

ITEM 9     STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 6th day of August 2002.

"Leonard S. Black"
_______________________________
Leonard S. Black
President and Director


Schedule A

COMMERCIAL CONSOLIDATORS CORP. REPORTS FIRST QUARTER 2003 RESULTS

TORONTO - August 2,2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CJ9:Frankfurt), is a diversified distributor of business technologies (cellular phones and accessories, computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

Today the Company announced its unaudited financial results for the three months ended May 31,2002.

The Company's first quarter unaudited financial results are summarized in the following table:

                               Three months ended    Three months ended
                                  May 31, 2002         May 31, 2001
                                       (CDN$'s ----CDN GAAP)
-------------------------------------------------------------------------------
Sales                               $21,489,214         $34,147,693

Cost of Sales                        18,188,799          27,234,047

Gross Profit                          3,300,415           6,913,646
Gross Margin                               15.4%              20.1%

Expenses                              6,185,303           4,809,336
Income - before foreign
Exchange, income taxes,              (2,884,888)          2,104,310
and amortization

Net Income                           (1,896,606)          2,002,441

Net earnings (loss) per share (basic)     (0.10)               0.14
-------------------------------------------------------------------------------

For the first quarter of fiscal 2003 ended May 31, 2002, sales revenue decreased by approximately $12.6 million, or 37% from approximately $34.1 million to approximately $21.5 million. The decrease was driven by the Company's decision to close the assembly plant in Cuba and reduce operations in Panama. In addition, the wireless products division experienced decreased sales in its core markets.

Overall operating and finance expenses as a percentage of sales increased in the first quarter of fiscal 2003 compared to the first quarter of fiscal 2002. This was due to addition of one acquisition and increased interest costs.

ON BEHALF OF THE BOARD OF DIRECTORS


"Leonard S. Black"
---------------------------------------
Leonard S. Black, President and Director

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.